  EXHIBIT 99.1

Fury Gold and Newmont Increase Joint Venture Interests at Éléonore South Gold Project to 100%

VANCOUVER, Canada – August 8, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that Fury and Newmont Corporation (“Newmont”) as purchasers have concurrently agreed, through their respective subsidiaries, to buy-out the remaining approximately 23.77% participating interest of Azimut Exploration Inc. on a pro-rata basis. The 100% Éléonore South Joint Venture (“ESJV”) interests will then be Fury 50.022% and Newmont 49.978% with Fury remaining operator under an amended and restated joint venture agreement. The cost to Fury of the 11.902% additional participating interest in the joint venture will be approximately C$1.2M. Completion of the purchase is subject to certain conditions precedent and is expected to close in the third quarter of 2022.

“The consolidation of the ESJV is a key transactional milestone for Fury and a positive outcome for all parties. We see a tremendous amount of exploration upside in the joint venture and are thrilled to have a great working relationship with Newmont,” commented Tim Clark, CEO of Fury.

Éléonore South Joint Venture

Fury Acts as Operator

FURY

Éléonore South JV
Reservoir
Eau Claire
Lac Clarkie
Newmont
Éléonore Mine[1]
P&P Reserves:
1,820k oz @ 5.05 g/t Au
Resources:
M&I: 310k oz @ 4.86 g/t Au
Inf: 650k oz @ 5.28 g/t Au
Cheechoo Deposit[2]
Inf: 1.96M oz @ 0.65 g/t Au
Éléonore South JV
FURY GOLD MINES
(50.022%)
Newmont
(49.978%)
Legend
Gold Mineralization
Powerline
Cheechoo Access Road
ESJV Claims
Newmont Claims
Sirios Claims
N
5 km

1. Refer to 2021 Reserves and Resources on Newmont website
2. Refer to Sirios Resources news release on November 17, 2020

Figure 1: Éléonore South Joint Venture Project Location and Infrastructure.

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Éléonore South Joint Venture

The Éléonore South Joint Venture is strategically located in an area of prolific gold mineralization within the James Bay Gold Camp locally defined by Newmont’s Éléonore Mine (11km to the north) and Sirios Resources Inc.’s Cheechoo gold deposit (immediately to the east northeast) (Figure 1). The Éléonore mine geology has been interpreted to extend onto the Éléonore South property. Fury, working closely with Newmont, currently acts as manager and operator of the joint venture.

Éléonore South JV Highlights:

•	Exploration stage
•	Potential to host similar styles of mineralization as present at the nearby Newmont Éléonore Mine and Sirios Resources Cheechoo Deposit
•	The mineralized Cheechoo tonalite extends on to the property (host to Sirios Resources' Cheechoo Deposit)
•	Over 14,700 hectares land position with Hydro powerlines and nearby road access

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 76.5 million common share position in Dolly Varden Silver Corp. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes". Specific forward-looking information contained in this release primarily relates to statements that suggest that the completion of the buy-

out between Fury, Newmont, and Azimut will complete on schedule or at all.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only speak as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). Mineral Reserves and Mineral Resources were completed in accordance with the Securities and Exchange Commission’s (SEC) rule “SK-1300”. The Company's descriptions of its projects using applicable CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

www.furygoldmines.com